UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ______)*

                               NMR of America, Inc.
        -------------------------------------------------------------------
                                (Name of Issuer)

                    Common stock, par value $.01 per share
        -------------------------------------------------------------------
                         (Title of Class of Securities)


                                   629230 10 3
        -------------------------------------------------------------------
                                 (CUSIP Number)

                                  Joseph G. Dasti,
                              c/o NMR of America, Inc.
                     430 Mountain Ave., Murray Hill, NJ 07974
        -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 September 15, 1995
        -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

     Check the following box if a fee is being paid with the statement |X|.
     (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

             CUSIP NO. 629230 10 3                   Page 2 of 7 pages
                       -----------


       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Joseph G. Dasti


       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                                       (b) [   ]


       3        SEC USE ONLY

       4        SOURCE OF FUNDS*

                     PF,OO

       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [  ]
                PURSUANT TO ITEM 2(d) OR 2(e)

       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.

   NUMBER OF               7             SOLE VOTING POWER
     SHARES
  BENEFICIALLY                           559,513
    OWNED BY
   REPORTING               8             SHARED VOTING POWER
  PERSON WITH
                                         449,121

                           9             SOLE DISPOSITIVE POWER

                                         559,513

                           10            SHARED DISPOSITIVE POWER

                                            0

       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,008,634

       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             [  ]

       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.1%

       14       TYPE OF REPORTING PERSON*

                     IN



                * SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


             CUSIP NO. 629230 10 3                   Page 3 of 7 pages
                       -----------


       1        NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     John P. O'Malley III


       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                                       (b) [   ]


       3        SEC USE ONLY

       4        SOURCE OF FUNDS*

                     PF,OO

       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [  ]
                PURSUANT TO ITEM 2(d) OR 2(e)

       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.

   NUMBER OF               7             SOLE VOTING POWER
     SHARES
  BENEFICIALLY                           48,626
    OWNED BY
   REPORTING               8             SHARED VOTING POWER
  PERSON WITH
                                         449,121

                           9             SOLE DISPOSITIVE POWER

                                         48,626

                           10            SHARED DISPOSITIVE POWER

                                            0

       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     497,747

       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             [  ]

       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.0%

       14       TYPE OF REPORTING PERSON*

                     IN



                * SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.   Security and Issuer.

     The title of the class of equity securities to which this statement relates is common stock, par value $.01 per share ("Common Stock"), of NMR of America, Inc., a Delaware corporation (the "Company"). The name and address of the principal executive offices of the Company is 430 Mountain Avenue, Murray Hill, New Jersey 07974.

     This Schedule 13D supercedes the Schedule 13D filed by Joseph G. Dasti on February 20, 1992 with respect to the Common Stock of the Company.

Item 2.   Identity and Background.

Joseph G. Dasti
- ---------------

     The name of the reporting person is Joseph G. Dasti. The business address of Mr. Dasti is NMR of America, Inc., 430 Mountain Avenue, Murray Hill, New Jersey 07974. Mr. Dasti is the President and Chief Executive Officer of the Company. The Company is engaged in the business of installing, managing and maintaining magnetic resonance imaging systems and other imaging systems used for diagnostic purposes. Mr. Dasti is a United States citizen.

John P. O'Malley III
- --------------------

     The name of the reporting person is John P. O'Malley III. The business address of Mr. O'Malley is NMR of America, Inc., 430 Mountain Avenue, Murray Hill, New Jersey 07974. Mr. O'Malley is the Executive Vice President-Finance and Chief Financial Officer of the Company. The Company is engaged in the business of installing, managing and maintaining magnetic resonance imaging systems and other imaging systems used for diagnostic purposes. Mr. O'Malley is a United States citizen.

     Messrs. Dasti and O'Malley are sometimes referred to herein collectively as the "Reporting Persons".

     Neither of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person being or having been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The shares beneficially owned by Mr. O'Malley (other than the shares of Common Stock subject to the Strong Proxy (as defined below)) were acquired with personal funds. The amount of funds used in making these purchases was approximately $34,000.

     The shares beneficially owned by Mr. Dasti (other than the shares of Common Stock subject to the Strong Proxy (as defined below)) were acquired with personal funds. The amount of funds used in making these purchases was approximately $92,500.

     In connection with the acquisition of Morgan Medical Holdings, Inc. ("Morgan") by the Company on September 15, 1995, J. Mark Strong, the former President and Chief Executive Officer and principal stockholder of Morgan, granted an irrevocable proxy (the "Strong Proxy") to Mr. Dasti and Mr. O'Malley, authorizing either of them, or their respective successors as President and Chief Executive Officer or Executive Vice President-Finance and Chief Financial Officer of the Company, for a period of three years immediately following the completion of the acquisition, to vote the shares of Common Stock beneficially owned by Mr. Strong with respect to any election of directors of the Company for which any nominees for director are presented in opposition to the persons nominated by the Company's Board of Directors (an "Election Contest"). Mr. Strong received 449,121 shares of Common Stock in connection with the transaction between the Company and Morgan, all of which are subject to the Strong Proxy.

Item 4.   Purpose of Transaction.

     Each of the Reporting Persons has acquired the shares beneficially owned by him (other than the shares subject to the Strong Proxy) for investment purposes
only.      The shares of Common Stock subject to the Strong Proxy will be voted by the Reporting Persons only in the event of an Election Contest. Neither of the Reporting Persons presently has any plans or proposals relating to subsections (a) through (j) of Item 4 of Schedule 13D, although each of the Reporting Persons reserves the right to acquire additional shares of Common Stock.

Item 5.   Interest in Securities of the Issuer

     Mr. Joseph G. Dasti is the beneficial owner of 1,008,634 shares of Common Stock, including 417,500 shares of Common Stock subject to options and warrants to purchase such shares which are presently exercisable and 449,121 shares of Common Stock subject to the Strong Proxy. Mr. Dasti has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the shares beneficially owned by Mr. Dasti other than the shares subject to the Strong Proxy. Mr. Dasti shares with Mr. O'Malley the right to vote the shares subject to the Strong Proxy in the event of an Election Contest. See response to
Item 3. As of the date hereof, the shares of Common Stock beneficially owned by Mr. Dasti represent approximately 16.1% of the outstanding Common Stock. Mr. Dasti disclaims beneficial ownership of any shares beneficially owned by Mr. O'Malley other than the shares subject to the Strong Proxy.

     Mr. O'Malley is the beneficial owner of 497,747 shares of Common Stock, including 35,000 shares of Common Stock subject to options to purchase such shares which are presently exercisable and 449,121 shares of Common Stock subject to the Strong Proxy. Mr. O'Malley has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the shares beneficially owned by Mr. O'Malley other than the shares subject to the Strong Proxy. Mr. O'Malley shares with Mr. Dasti the right to vote the shares subject to the Strong Proxy in the event of an Election Contest. See response to Item 3. As of the date hereof, the shares of Common Stock beneficially owned by Mr. O'Malley represent approximately 8.0% of the outstanding Common Stock.
Mr. O'Malley disclaims beneficial ownership of any shares beneficially owned by Mr. Dasti other than the shares subject to the Strong Proxy.

     Neither of the Reporting Persons has engaged in any transactions in Common Stock of the Company during the sixty days preceding the filing of this
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings with respect to Securities of the Issuer.

     See response to Item 3 above.


Item 7.   Material to be Filed as Exhibits

     The Strong Proxy is filed herewith as Exhibit A.

                            _________________________

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Date: September 21, 1995


                                        /s/ Joseph G. Dasti
                                        -------------------------
                                        Joseph G. Dasti


                                        /s/ John P. O'Malley III
                                        -------------------------
                                        John P. O'Malley III

                                    Exhibit A


                              NMR OF AMERICA, INC.

                                IRREVOCABLE PROXY


          The undersigned hereby irrevocably appoints Joseph G. Dasti and John
P. O'Malley, III, and each of them, or their respective successors as President and Chief Executive Officer or Executive Vice President-Finance and Chief Financial Officer of NMR of America, Inc. (the "Company"), the attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of capital stock of the Company now owned or hereafter acquired by the undersigned (and any and all other shares or other securities issued or issuable on or after the execution of this proxy in respect of such shares) (collectively, the "Shares") in favor of any and all nominees for election as director of the Company proposed by the Board of Directors of the Company at any meeting of the shareholders of the Company (or to execute written consents with respect to the Shares in lieu of such meeting) at which directors of the Company are to be elected and any nominee(s) for director are presented by any person(s) in opposition to the nominee or nominees for election proposed by the Board of Directors of the Company.

          This proxy shall be effective for a period of three years following the date set forth below. This proxy revokes any other proxy granted by the undersigned at any time with respect to the Shares. This proxy is executed and delivered by the undersigned pursuant to that certain Agreement and Plan of Merger dated as of April 11, 1995, as amended, among the Company, NMR Sub, Inc., a corporation organized under the laws of the State of Delaware, and Morgan Medical Holdings, Inc., a corporation organized under the laws of the State of Colorado, and is irrevocable and coupled with an interest.

     This proxy shall be binding upon and enforceable against all heirs, successors, assigns and legal representatives of the undersigned and all holders of any or all of the Shares.




                              /s/ J. Mark Strong
                              -------------------------------
                              J. Mark Strong



Dated:  September 15, 1995